[WM Letterhead]

August 1, 2016

Via EDGAR

Mr. Terrence O’Brien

Division of Corporation Finance

United States Securities and Exchange Commission

Washington D.C. 20549

Re:	Waste Management, Inc.
Letter Issued July 29, 2016
Form 10-K for the Year Ended December 31, 2015
Filed February 18, 2016 Form 10-Q for the Period Ended June 30, 2016 Filed July 27, 2016
File No. 1-12154

Dear Mr. O’Brien:

Waste Management, Inc. has received the above referenced comment letter, and in accordance with my conversation with Ms. Tracey McKoy, hereby notifies you that it expects to provide a response by August 26, 2016.

Respectfully,

/s/ Courtney A. Tippy
Courtney A. Tippy Vice President General Counsel – Securities & Governance Corporate Secretary